

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2012

Via E-mail
J. Barry Watts
Chief Executive Officer
James River Holdings Corp.
2847 South Ingram Mill – Suite B100
Springfield, MO 65804

> **Re:** **James River Holdings Corp.**
> **Amendment No. 3 to Registration Statement on Form S-11**
> **Filed January 13, 2012**
> **File No. 333-176809**

Dear Mr. Watts:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 4 of our letter dated January 10, 2012 in which you indicate you have one director. We note that you continue to indicate in the registration statement that you have three directors. For example purposes only, please refer to pages 27, 40 and 48. Please revise to reconcile throughout the document.

Use of Proceeds, page 19

2. We note your responses to comments 1 and 2 of our letter dated January 10, 2012, as well as your revised disclosure to footnote (1) on page 20. Your disclosure states that Mr. Watts will not seek reimbursement of offering expenses already paid, since he received stock in exchange for his capital investment of $10,000. But later in the footnote, you state that he will not seek reimbursement for expenses totaling $6,000 because he received stock in exchange. Please revise to reconcile. If Mr. Watts may not receive

reimbursement for any of his $10,000 investment, please clearly disclose this in the footnote. If Mr. Watts may receive reimbursement for $4,000 of his $10,000 investment, then please revise your disclosure throughout the document to indicate that Mr. Watts received the 10,000,000 shares in exchange for his capital contribution of $10,000, *$4,000 of which may be reimbursed to him*.

Director, Executive Officers, Promoters and Control Persons, page 27

3.   We note your response to comment 3 of our letter dated January 10, 2012. We reissue our prior comment, in part. Please revise your disclosure to identify the broker-dealer founded by Mr. Watts. In addition, please revise your disclosure to more clearly describe Mr. Watts' business experience over the past five years. Disclose the "several other real estate funds and businesses" he has run over the past five years and discuss the nature of his responsibility at each. Also disclose whether any of these entities are affiliated with the registrant. Lastly, please discuss the nature of Mr. Watt's responsibilities at Springfield Property Management, Inc. and Investor Capital Lending, Inc., and disclose the dates of his employment at each.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Robert Telewicz, Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Attorney-Adviser, at (202) 551-3758 or me at (202) 551-3402 with any other questions.

Sincerely,

/s/ Angela McHale

Angela McHale
Attorney-Adviser

cc: Jillian Sidoti, Esq.
        Law Office of Jillian Ivey Sidoti
        Via E-mail